CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

January 27, 2010

Mr. Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831

Item 4.01 Form 8-K
Filed June 8, 2009

and

Amendment No. 1 to Form 8-K
Filed June 11, 2009

Dear Mr. Phippen:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the Comments, dated June 10 and June 12, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to Form 8-K filed on June 8, 2009 and to Amendment No. 1 to such Form 8-K filed on June 11, 2009, respectively. In order to ease your review, we have repeated each Comment in its entirety.

ITEM 4.01 FORM 8-K

1.	PLEASE REVISE YOUR DISCLOSURE IN THE FIRST PARAGRAPH TO CLARIFY WHETHER BDO WAS ACTUALLY DISMISSED AND THE DATE THEREOF. REFER TO ITEM 304(A)(1)(I) OF REGULATION S-K.

The Company intended to be clear that it took the action to end its relationship with BDO and the word “dismissal” was clearly identified within the balance of the document (see the fifth paragraph). The disclosure in the first paragraph has been revised to use the word “dismissal” for clarity and to ensure no question of compliance with Item 304(a)(1)(i) of Regulation S-K.

2.	PLEASE TELL US WHETHER YOU ACCOUNTED FOR THE VALUATION OF DERIVATIVE INSTRUMENTS OR DISCLOSED THE INSTRUMENTS OR VALUATION METHODOLOGY IN A MANNER DIFFERENT FROM THAT WHICH BDO APPARENTLY WOULD HAVE CONCLUDED WAS REQUIRED. IF SO, PLEASE DISCLOSE THE EFFECT ON THE FINANCIAL STATEMENTS IF THE METHOD WHICH BDO APPARENTLY WOULD HAVE CONCLUDED WAS REQUIRED WOULD HAVE BEEN FOLLOWED. OTHERWISE, CLARIFY THAT AS OF THE DATE OF DISMISSAL OF BDO THERE WAS NO DIFFERENCE OF OPINION CONCERNING THE VALUATION ISSUE. REFER TO ITEM 304(3)(B) OF REGULATION S-K.

In connection with its Form 10-K for 2007, as amended, the Company, with the assistance of a valuation specialist, employed the Black-Scholes model in valuing the embedded derivative (conversion option) within the Junior Secured Facility. In connection with the 2008 audit, which it did not complete, BDO advised that it believed the Black-Scholes model was an unacceptable approach to establish the value of the embedded derivative liability in the prior year.

During the time prior to BDO’s dismissal and through the period immediately prior to filing its 2008 Form 10-K, the Company consulted with a variety of valuation experts to determine whether the issue raised by BDO had merit and, if so, what an alternative method would look like and yield. A number of approaches were raised and considered.

Based on the consultations, including those with firms of national reputation, the Company determined that the valuation model and fair value assumptions used in its original valuation were not inappropriate. The Company’s predecessor auditor reaffirmed its opinion on the 2007 statements and its successor auditor completed the 2008 engagement.

Although in-depth discussions were ongoing and significant work was performed with respect to this issue, the positions were neither established nor resolved at the time of dismissal of BDO and the ultimate resolution of this matter did not result in a restatement of the Company’s previously issued financial statements.

AMENDMENT NO. 1 TO FORM 8-K

1.	PLEASE REVISE TO SET FORTH THE COMPETE TEXT OF THE ITEM AS REQUIRED BY EXCHANGE ACT RULE 12B-15. PLEASE BE SURE YOU CONSIDER THE COMMENTS BELOW AND THE COMMENTS IN OUR LETTER DATED JUNE 10, 2009. IN ADDITION, PLEASE FILE AN UPDATED LETTER FROM BDO AS AN EXHIBIT AS REQUIRED BY ITEM 304(A)(3) OF REGULATION S-K AND 601(B)(16) OF REGULATION S-K.

The Company has included the complete text of the item as required by Exchange Act Rule 12b-15 and considered the comments in the referenced letters. The Company provided the contemplated Form 8-K/A to BDO and will file BDO’s updated letter as an exhibit as required by Item 304(a)(3) of Regulation S-K and 601(b)(16) of Regulation S-K.

2.	PLEASE PROVIDE THE DISCLOSURES REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-K WITH RESPECT TO THE DISAGREEMENT REGARDING THE ALLOWANCE FOR DOUBTFUL ACCOUNTS OR ADVISE IN DETAIL WHY SUCH DISCLOSURES WERE NOT REQUIRED. ALSO DISCLOSE WHETHER OR NOT THE DISAGREEMENT WAS RESOLVED. IN ADDITION, PROVIDE THE DISCLOSURES REQUIRED BY ITEM 304(3)(B) OF REGULATION S-K OR TELL US WHY SUCH DISCLOSURES ARE NOT APPLICABLE.

The disagreement with BDO (the interim accounting firm) with respect to the allowance for doubtful accounts relates to the net receivable from one major customer that became the subject of a dispute.

The unusual actions of the customer that led to the Company’s enhanced focus on the collectability of the subject accounts receivable occurred at the end of the year and subsequent to the balance sheet date. Due to its materiality, the developing situation and available facts were disclosed to BDO in advance and it was agreed that the preferred treatment would be discussed during the audit. The Company ultimately filed suit against the customer and was supplied an assessment of collectability as “probable” by its outside litigator. Some time prior to BDO’s dismissal, the Company had recorded an addition to its allowance for doubtful accounts for the entire net receivable. This decision satisfied BDO. Notes 1 and 20 to the 2008 financial statements, as filed with the Company’s Form 10-K, disclose the establishment of an allowance for the entire net receivable.

Although the Company originally did not believe that the matter described above qualified as a disagreement, it has updated its Current Report to address the disclosure required by Item 304(a)(1)(iv). The issue was resolved by management of the Company and was the subject of discussion between the Chairmen of the Board and the Audit Committee, respectively, and BDO (the interim accounting firm). The Company did not withhold authorization for any auditor to discuss any matter with its successor.

3.	PLEASE EXPLAIN TO US WHY YOU DO NOT AGREE WITH BDO’S PRELIMINARY CONCLUSIONS REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING DISCUSSED IN THE EXHIBIT. IN ADDITION, TELL US THE IMPACT THAT THE INTERNAL CONTROL DEFICIENCIES HAD ON BOTH YOUR INTERIM AND ANNUAL FINANCIAL STATEMENTS AND THE YEAR END ADJUSTMENTS THAT RESULTED FROM THE INTERNAL CONTROL DEFICIENCIES.

In connection with its 2008 Form 10-K, the Company identified two material weaknesses in its internal controls over financial reporting: (a) insufficient levels of qualified personnel and (b) inability to deploy such staff and systems to allow documentation of segregation of duties. BDO reiterated these items identified by the Company, which were disclosed in Part II of the Company’s 2008 Form 10-K.

Although not required or requested of it, BDO offered its preliminary perceptions of additional material weaknesses. The Company took exception to certain of BDO’s preliminary conclusions, as:

•

The Company’s internal reconciliations, analyses, and schedules evidence that it analyzed its accounts and those workpapers were reviewed by the Company’s Chief Financial Officer. In addition, the Company hired an accounting firm in a controllership engagement specifically to review the financing instruments related to its fourth quarter acquisition.

•

The Form 8-K referenced by BDO in its letter dealt with the pro forma information reflecting the fourth quarter acquisition. It could not be completed accurately until the required SFAS 141 allocation was completed by an independent valuation firm.

•	The Company evaluated its internal controls and did use an outside consultant to prepare a preliminary evaluation of its internal controls.

The Company’s assessment of the impact of the weaknesses in internal controls over financial reporting on the interim and annual statements are limited to the restatements discussed in detail in Note 21 to the 2008 financial statements.

~ ~ ~ ~ ~

Mr. Adam Phippen

January 27, 2010

In response to the Staff’s request in your letters dated June 10 and June 12, 2009, Capital Growth Systems, Inc. hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Patrick C. Shutt
Patrick C. Shutt, Chief Executive Officer

/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

cc:	Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance